PROTECT PHARMACEUTICAL CORPORATION

2681 Parleys Way, Ste. 204

Salt Lake City, UT 84109

October 5, 2012

United States Securities and Exchange Commission

Division of Corporate Finance

Attn: Joel Parker, Accounting Branch Chief

          Tabatha Akins, Staff Accountant

Washington, D.C. 20549

RE:

Protect Pharmaceutical Corporation

Form 8-K

Filed May 21, 2012

File Number 000-54001

Dear Mr. Parker, et al:

We have reviewed the comments from your letter dated September 13, 2012, and have formulated responses as outlined below.  Please feel free to contact us at your convenience should additional explanation and/or clarification be required.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

1.

Your Form 8-K was incorrectly filed as an Item 9.01 Form 8-K.  Please amend your filing by changing the Item Tag to the filing.

COMPANY RESPONSE:  The Company has amended its filing by changing the Item Tag to the Filing from a 9.01 to a 4.02, pursuant to the Commission’s request.

Further, the Company acknowledges that a) it is responsible for the adequacy and accuracy of the disclosure in the filing; b) staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and c) the Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.